UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Comtech Telecommunications Corp.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

205826209

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized

to

Receive Notices and Communications)

June 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205826209	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,359,496.30 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,359,496.30 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,359,496.30 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.19% (1)
14.	TYPE OF REPORTING PERSON IA; OO

(1) Comprised of 18,359,496.30 shares of Common Stock issuable upon conversion of 141,515.73 shares of Series B-1 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,359,496.30 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,359,496.30 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,359,496.30 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.19% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 18,359,496.30 shares of Common Stock issuable upon conversion of 141,515.73 shares of Series B-1 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,359,496.30 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,359,496.30 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,359,496.30 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.19% (1)
14.	TYPE OF REPORTING PERSON HC; OO

(1) Comprised of 18,359,496.30 shares of Common Stock issuable upon conversion of 141,515.73 shares of Series B-1 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 205826209	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,359,496.30 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,359,496.30 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,359,496.30 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.19% (1)
14.	TYPE OF REPORTING PERSON HC; IN

(1) Comprised of 18,359,496.30 shares of Common Stock issuable upon conversion of 141,515.73 shares of Series B-1 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-1 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.99% of the total number of shares of Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

item 1.	security and issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2021 as amended on November 16, 2021, October 10, 2023, December 15, 2023, and January 22, 2024 (together with this Amendment No. 5, the “Schedule 13D”), relating to shares of common stock, $0.10 par value per share (“Common Stock”), of Comtech Telecommunication Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company is 68 South Service Road, Suite 230, Melville, New York 11747. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. This Statement relates to shares of Common Stock (the “Shares”) held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership (“Magnetar Structured”), Magnetar Longhorn Fund LP, a Delaware limited partnership (“Magnetar Longhorn”), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company (“Purpose Alternative F”), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company (“Purpose Alternative T”), Magnetar Lake Credit Fund LLC, a Delaware limited liability company (“Magnetar Lake”), Magnetar Alpha Star Fund LLC, a Delaware limited liability company (“Magnetar Alpha Star”) and Magnetar Capital Fund II LP, a Delaware limited partnership (“Capital Fund II” and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F, Purpose Alternative T, Magnetar Lake and Magnetar Alpha Star, the “Funds”).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 17, 2024 (the “Closing Date”), the Company entered into a Subscription and Exchange Agreement (the “Subscription and Exchange Agreement”) with the Funds and White Hat Capital Partners LP (each, an “Investor” and collectively, the “Investors”), pursuant to which the Investors (i) exchanged (the “Exchange”), in a transaction exempt from registration under the Securities Act of 1933, as amended, all of the outstanding 161,121.22 shares of the Company’s Series B Convertible Preferred Stock, par value $0.10 per share (the “Series B-1 Convertible Preferred Stock”), for 161,121.22 shares of the Company’s newly issued Series B-1 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference of $1,036.58 per share (representing the per share liquidation preference of the Series B Convertible Preferred Stock as of the date of issuance), and (ii) received 5,705.83 additional shares of Series B-1 Convertible Preferred Stock (such receipt the “Issuance”) with an initial liquidation preference of $1,036.58 per share. The Company will not receive any cash proceeds from the exchange and issuance of Series B-1 Convertible Preferred Stock.

Voting Agreements

In connection with the closing of the Issuance and Exchange, the Company entered into Voting Agreements, substantially consistent with existing agreements, with each of the Investors (together, the “Voting Agreements”), pursuant to which the Investors agreed, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series B-1 Convertible Preferred Stock or shares issued upon conversion of the Series B-1 Convertible Preferred Stock that exceed, in the case of Magnetar, 16.50% of the Company’s outstanding voting power and, in the case of White Hat, 3.4999% of the Company’s outstanding voting power as of January 22, 2024, in the same proportion as the vote of all holders (excluding the Investors) of the Series B-1 Convertible Preferred Stock or the Company’s common stock, par value $0.10 per share (the “Common Stock”), as applicable. In connection with the Issuance and Exchange, the existing voting agreements, each dated as of January 22, 2024, by and between the Company and the Investors party thereto (collectively, the “Prior Voting Agreements”), were terminated.

Registration Rights Agreement

In connection with the closing of the Issuance and Exchange, the Company also entered into a Registration Rights Agreement, substantially consistent with existing agreements, with the Investors, pursuant to which the Company granted the Investors certain customary registration rights with respect to shares of Series B-1 Convertible Preferred Stock and Common Stock issued and issuable upon conversion of Series B-1 Convertible Preferred Stock and upon exercise of Warrants issued in substitution for the Series B-1 Convertible Preferred Stock in certain circumstances (described below).

Designation of Series B-1 Convertible Preferred Stock

In connection with the Issuance and Exchange, the Company issued an aggregate of 171,827.05 shares of Series B-1 Convertible Preferred Stock to the Investors pursuant to the Certificate of Designations of the Series B-1 Convertible Preferred Stock (the “Certificate of Designation”) filed with the Secretary of State of Delaware on June 17, 2024 in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The changes to the Certificate of Designation altered the Investors’ existing consent rights and altered the Investors’ existing put rights alongside payments upon a change of control following specified asset sales, in each case consistent with the Credit Agreement.

Except for the changes described above, the powers, preferences and rights of the Series B-1 Convertible Preferred Stock are substantially the same as those of the Series B Convertible Preferred Stock, including, without limitation, that the shares of Series B-1 Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the current conversion price of the Series B Convertible Preferred Stock, and subject to the same adjustments).

Warrant

Like the Series B Convertible Preferred Stock, the Series B-1 Convertible Preferred Stock will provide for repurchase of the Series B-1 Convertible Preferred Stock at the Company’s option or the holders’ options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Company, the Company will issue to each Investor whose shares of Series B-1 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a “Warrant”). A Warrant will represent the right to acquire Common Stock, as further described in the Subscription and Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-1 Convertible Preferred Stock purchased by the Company divided by (y) the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-1 Convertible Preferred Stock. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed to them in the Subscription and Exchange Agreement.

The foregoing descriptions of the Subscription and Exchange Agreement, Certificate of Designations, Warrant, Voting Agreement, and Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Amendment No. 5 as Exhibits 1 through 5, which are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on March 22, 2024 that 28,493,147 shares of Common Stock were issued and outstanding as of March 13, 2024.

(a) and (b) The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.

(c) None.

(d) None.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 5 are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

Exhibit 1	Subscription and Exchange Agreement, dated June 17, 2024, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 18, 2024).

Exhibit 2	Certificate of Designations designating the Series B-1 Convertible Preferred Stock of Comtech Telecommunications Corp., dated June 17, 2024 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 18, 2024).

Exhibit 3	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 18, 2024).

Exhibit 4	Form of Voting Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 18, 2024).

Exhibit 5	Registration Rights Agreement, dated as of June 17, 2024, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 18, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 20, 2024

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP
Its: Sole Member

By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
	Name:	Hayley Stein
	Title:	Attorney-in-fact for David J. Snyderman